Exhibit 99.1

Nyxoah Receives $15 Million from the European Investment Bank

Non-dilutive debt funding complements the Company’s June equity raise, bringing total capital raised to $110 million

Mont-Saint-Guibert, Belgium – June 17, 2026, 10:05 pm CET / 4:05 pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on developing innovative solutions for Obstructive Sleep Apnea (OSA), today announced that it has received $15 million (€13.8 million) in proceeds from the second tranche of its loan facility with the European Investment Bank (EIB). The drawdown follows the recent confirmation that the Company had satisfied the predefined criteria required to access this tranche.

With this drawdown, Nyxoah has raised approximately $110 million in total new capital in June 2026, combining the proceeds of its underwritten public offering with this non-dilutive EIB financing.

The EIB proceeds are intended first and foremost to accelerate the commercial launch of Genio in the United States, while also supporting continued investment in research and development and the scale-up of manufacturing. As non-dilutive capital, the EIB financing reinforces the Company’s balance sheet without diluting existing shareholders.

“Receiving these funds from the European Investment Bank completes a transformative financing for Nyxoah,” said Olivier Taelman, Chief Executive Officer. “The EIB’s continued support is a strong endorsement of our technology and of the long-term potential of our mission to make sleep simple for OSA patients. This non-dilutive capital, alongside the equity proceeds raised this month, allows us to accelerate the commercial launch of Genio in the United States while continuing to invest in innovation. We are entering the next phase of our growth from a position of strength.”

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study and receipt of approval from the FDA for a subset of adult patients with moderate to severe OSA with an AHI of greater than or equal to 15 and less than or equal to 65.

For more information, please visit http://www.nyxoah.com.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the intended use of the proceeds under the second tranche of the European Investment Bank loan; the Company’s capital position; the Genio system; the potential advantages of the Genio system; and the Company’s commercialization strategy and growth in the U.S. market. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward-looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard, Head of Investor Relations & Corporate Communication

IR@nyxoah.com